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                           June 14, 2022

       Andrew Van Noy
       Director
       Transnational Group, Inc.
       2701 Thanksgiving Way, Suite 100
       Lehi, Nevada 84043

                                                        Re: Transnational
Group, Inc.
                                                            Post Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed June 7, 2022
                                                            File No. 024-11775

       Dear Mr. Van Noy:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Eric Newlan